

Mail Stop 3628

February 13, 2009

Via Facsimile and U.S. Mail

Donald Harrison, Esq.
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

RE: Google Inc.
Schedule TO-I
Filed February 3, 2009
File No. 5-80032

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exchange attached as Exhibit (a)(1)(A) to the Schedule TO.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
Conditions to This Exchange Offer, page 33

1.   We note your disclosure that the board may determine "in its sole discretion to withdraw or terminate this Exchange Offer**"** and retains the authority in its "sole discretion, to extend, amend, withdraw or terminate" the exchange offer. The inclusion of offer conditions is permissible when the determination of whether such conditions have been

triggered is based on objective criteria, independently verifiable and outside of the offeror's control. In your case, however, the language suggesting that your board in its "sole discretion" may terminate the offer for any reason at any time makes your offer an illusory offer and therefore, in contravention of Section 14(e) of the Exchange Act. Please revise your document to remove this implication, or tell us how this language as presently drafted does not make the offer illusory. Also specify the nature of the conditions to the offer or clarify that the offer is unconditional.

Financial Information, page 39

2.   Please revise this section to include a cross reference to Schedule OO, which includes your selected summarized financial information.

Miscellaneous, page 46

3.   We note the disclosure in the first full paragraph of this section where you disclose that "this Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, Eligible Optionholders residing in" jurisdictions where the Exchange Offer would violate applicable law. We also note the language on page 4 to Exhibit (a)(1)(H) entitled "Exchange Offer Considerations and Case Studies" where you disclose that "[s]ome countries may be excluded [from the offer] due to local law." Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

Exhibits (a)(1)(C) and (a)(1)(D): Election Forms

4.   We note the language contained in these election forms stating that the option holder has "read, understand and agree to be bound by all of the terms and conditions of the Exchange Offer." It is not appropriate to require security holders to attest to the fact that they "have read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials. Alternatively, amend the form to include a legend in bold typeface that indicates the company neither views the certification made by option holders that they have read the offering materials as a waiver of liability and that the company will not assert that this provision constitutes a waiver of liability.

*   *   *

    Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Katherine Stephens, Esq.
        Google Inc.

        David J. Segre, Esq.
        Jose F. Macias, Esq.
        Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati
          Professional Corporation
        650 Page Mill Road
        Palo Alto, CA 94304